Sentinel Energy Services Inc.
1000 Louisiana Street, Suite 3850

Houston, Texas, 77002

October 31, 2017

VIA EMAIL & EDGAR

Division of Corporation Finance
Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

Attention: Mara L. Ransom, Assistant Director

   Office of Consumer Products

Re:  Sentinel Energy Services Inc.
Form S-1 Registration Statement
File No. 333-220584

Dear Ms. Ransom:

Sentinel Energy Services Inc. (the “Company”) hereby requests that the effective date of the Company’s Registration Statement on Form S-1, as amended (File No. 333-220584), be accelerated under Rule 461 of the Securities Act of 1933, as amended, so that it will be declared effective at 4:00 p.m. (Eastern time) on November 2, 2017, or as soon thereafter as possible.

We request that we be notified of such effectiveness by a telephone call to Ramey Layne of Vinson & Elkins L.L.P. at (713) 758-4629 and that such effectiveness also be confirmed in writing.

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Sincerely,

Sentinel Energy Services Inc.

By:	/s/ Kent Jamison
Name:	Kent Jamison
Title:	General Counsel and Secretary

cc:	Weil, Gotshal & Manges LLP
Alexander D. Lynch, Esq.

Vinson & Elkins L.L.P.
Douglas E. McWilliams, Esq.
E. Ramey Layne, Esq.

[Signature Page to Company Acceleration Request]